Contact

www.linkedin.com/in/gcamp94
(LinkedIn)

Top Skills

Agile Methodologies
Databases
Java

Greg Campbell

Lettuce Grow
Manhattan Beach, California, United States

Summary

Experienced Chief Technology Officer with a demonstrated history of working in the Computer Software industry. Skilled in Agile Methodologies, Databases, Java, Trading Systems, and Software Development. Strong information technology professional with a B.S. and M.Eng. focused in Electrical Engineering and Computer Science from MIT.

Experience

Lettuce Grow
Co-Founder
May 2017 - Present (9 years)
Brooklyn, NY

Intercontinental Exchange (ICE)
YJ CTO
2008 - May 2017 (9 years)
New York, NY

Intercontinental exchange
YJ CTO
2008 - 2017 (9 years)

The ICE
YJ CTO
2008 - 2017 (9 years)

YellowJacket Software
CTO
November 2005 - 2017 (12 years)

YellowJacket Software (YJS) provides a managed communication and data service for the over-the-counter weather and energy derivatives markets that supports private and flexible transactions while lowering trading, price verification and compliance costs. Since 2004, YJS has fostered weather

derivatives market liquidity by helping dealers more quickly spot, evaluate and negotiate trading opportunities and by providing brokers with tools to facilitate more transactions. YJS supports regulatory compliance requirements and integrates with third party content monitoring and archiving solutions. YJS clients include broker/dealers, utilities, hedge funds and institutional investors. For more information, visit www.yellowjacketsoftware.com.

SolarMetric
VP Engineering
July 2003 - November 2005 (2 years 5 months)

NOTE: SolarMetric was acquired in November of 2005.

SolarMetric is a global company founded by MIT alumni that creates enterprise development products leveraging Sun's Java development language. SolarMetric's products enable application developers to focus on their application logic rather than on deployment-specific details. Kodo JDO is SolarMetric's implementation of Sun's Java Data Objects standard. Kodo JDO provides access to relational databases through the JDO specification, enabling Java developers to use existing relational database technology from Java without needing to know SQL or be an expert in relational database design. It can be used with existing database schemas, or can automatically generate its own schema. Kodo JDO is actively tested and supported on leading relational databases, application servers, and integrated development environments. SolarMetric is headquartered in Washington, DC.

TechTrader
CTO
September 1998 - October 2001 (3 years 2 months)

Founder and CTO. Managed all technology related concerns, from software product development, to professional services, to investor and client technology communications.

OPNET Technologies
Senior Software Engineer
1995 - 1998 (3 years)

Education

MIT

B.S. and M.Eng., Electrical Engineering and Computer Science · (September 1990 - June 1995)

Massachusetts Institute of Technology

B.S., M.Eng., EECS · (1990 - 1995)